JMG EXPLORATION, INC.

600 North Brand Boulevard, Suite 230

Glendale, California 91203

(818) 649-5710

(818) 649-5709 - FAX

December 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

SEC Headquarters100 F Street, NEWashington, DC 20549

Attention:  Alexandra M. Ledbetter, Staff Attorney

Re:

JMG Exploration, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed November 9, 2012

File No. 1-32438

Dear Ms. Ledbetter:

In responding, via our counsel, to your comments provided in the staff letter, dated November 27, 2012, to JMG Exploration, Inc, the company  acknowledges that it has reviewed that response letter and the filing of the Revised Information Statement on Schedule 14C referred to above that is being submitted for filing with the Commission along with this letter.

The company further acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted:

JMG Exploration, Inc.

By: /s/ David S. Grant

David S. Grant, Chief Executive Officer